FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

April 17, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is April 17, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports results of their detailed ground magnetic survey and the interpretation of significant exploration potential at its 100% owned Pampa de Pongo Iron Deposit, Peru.

Item 5.	Full Description of Material Change

The Issuer reports detailed ground magnetic survey results and the interpretation of the significant exploration potential at its 100% owned Pampa de Pongo Iron Deposit in Peru.  Pampa de Pongo is the largest undeveloped iron resource on the western seaboard of the Americas, with a N.I. 43-101 Inferred Resource of 953 Mt @ 44.7% iron and 0.12% copper.  The Issuer has embarked on an aggressive work program designed to quantify the Pampa de Pongo iron deposit, starting with a magnetic survey, a mining scoping study, a definition drill program and a pre-feasibility study.  The Issuer will provide regular updates in the coming months as work progresses.

Ground Magnetic Survey

The Issuer’s recently completed detailed ground magnetic survey has identified a large magnetic anomaly located to the south of the known central deposit, where Rio Tinto drilled one drillhole (PPD-04, Figure 1) and intersected significant massive iron mineralization.  Given the strong correlation between magnetic anomalies and ore grade intersections in the central deposit, the Issuer is confident that the new anomaly to the south has potential to be ore grade.  The new anomaly measures 1,400 x 530 metres at its widest point, which is comparable in size with the 848Mt central deposit (1,260 x 890 metres).

The Pampa de Pongo iron deposit has a strong magnetic response, which can be seen on the regional airborne magnetic survey data (Figures 2 and 3).  In 2004, the Issuer undertook a ground magnetic survey covering the central and southern deposits at Pampa de Pongo (Figure 2).  Data from the 2004 survey was processed by Quantec Geophysics and the resulting 3D magnetic body demonstrated an extremely strong correlation with thick, high-grade mineralization intersected during resource definition drilling.

In March 2008, the Issuer completed an expanded magnetic survey (Figure 2) to evaluate exploration potential beyond the known resources.  Quantec completed inversion modeling of a central area (outlined in Figure 3), which includes the known central deposit.  An inversion model is a 3D model highlighting areas of high magnetic susceptibility.  A horizontal slice at a depth of 400 metres from surface is presented in Figure 1.

The map shows a strong anomaly in the north of this central area, which corresponds to the central deposit at Pampa de Pongo (848Mt @ 44.9% iron and 0.12% copper).

Critically, the survey has identified a new, large magnetic anomaly located to the south, where Rio Tinto drilled one drillhole (PPD-04, Figure 1) and intersected significant massive iron mineralization.  Given the strong correlation between magnetic anomalies and ore grade intersections in the central deposit, the Issuer is confident that the new anomaly to the south has potential to be ore grade.  The new anomaly measures 1,400 x 530 metres at its widest point, which is comparable in size with the 848Mt central deposit (1,260 x 890 metres).

Drillhole PPD-04 intersected iron mineralization from 276 to 558 metres (282 metres) and from 609.2 to 633.1 metres (23.9 metres).  Highlights include:

Drillhole	From (m)	To (m)	Interval (m)	Fe %
PPD-04	276	290	14	43.57
PPD-04	296	362	66	43.31
PPD-04	472	516	44	47.48
PPD-04	522	536	14	46.02
PPD-04	609	624	14.8	48.52

*Data sourced from Rio Tinto.

The iron mineralization intersected in drillhole PPD-04, located within the new magnetic anomaly, suggests that the anomaly may be caused by iron mineralisation.  As such, this new anomaly represents significant upside potential for the 953Mt Pampa de Pongo Iron deposit.

Project Background

The Issuer’s 100% owned Pampa de Pongo Iron deposit is the largest undeveloped iron resource on the western seaboard of the Americas, with a NI 43-101 Inferred Resource of 953 Mt @ 44.7% iron and 0.12% copper (see September 6, 2005 news release).  Readers are cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineralization remains open.  The Issuer is investigating the possibility of extracting iron ore through a combination of open-pit and underground block-caving methods to produce a high grade, direct shipping +65% magnetite ore and a blast furnace or direct reduction grade iron pellet product.  Both products would be shipped from a nearby deep water port, 40 kilometres to the west.

The Issuer’s primary focus during the next 12 months will be to further quantify its iron assets, which enjoy considerable infrastructural advantages in comparison to other similar stage projects globally, including proximity to a under-utilized deep water port, the availability of cheap electrical power, the planned extension of a near-by natural gas pipeline, the proximity of the Pan-American highway bordering the projects, the existence of a pre-existing iron mining labour pool and, finally, a stable, pro-mining government.

Qualified Person

EurGeol Mr. Keith J. Henderson, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Issuer as he is an officer and shareholder.

Figure 2: Regional magnetic image with 2004 detailed survey (blue hatch) and 2008 detailed survey (red box)	Figure 3: 3D Inversion Model area presented as a plan map (Figure 1).

Qualified Person

EurGeol Mr. Keith J. Henderson, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this material change report.  Mr. Henderson is not independent of the Issuer as he is an officer and shareholder.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Mina Pirquitas project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability of the Issuer and Newmont to agree on the final terms of the proposed regional exploration alliance with the result that the alliance will not come to fruition, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer or Newmont to obtain any necessary permits, consents or authorizations required for their respective activities, including in connection with the regional exploration alliance, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital to continue its operations or to fund its commitments under the regional exploration alliance with the consequent dilution and possible loss of its interest therein, or to be able to fully implement its planned business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 229

Item 9.	Date of Report

April 17, 2008